Exhibit 99.1

Can-Fite Receives Notice of Allowance for Psoriasis Patent in Europe Ahead of Phase III Trial

●    2.4 million Europeans living with moderate-to-severe psoriasis

●    Global psoriasis market projected to reach $13.3 billion by 2024

PETACH TIKVA, Israel, September 13, 2016 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs being developed to treat inflammatory diseases, cancer and sexual dysfunction, today announced that it has received a Notice of Allowance from the European Patent Office indicating the patent titled, “Pharmaceutical Composition Comprising A3 Adenosine Receptor Agonist (IB-MECA/CF-101) for Treatment of Psoriasis” will be granted. This key patent addresses Can-Fite’s lead drug candidate Piclidenoson (CF101), an Adenosine Receptor Agonist (A3AR), in the treatment of psoriasis.

Piclidenoson will be evaluated in an upcoming Phase III trial in Europe in which it will be compared to apremilast (Otezla®), a recently approved oral drug from Celgene. Can-Fite submitted its Phase III clinical trial protocol for Piclidenoson in the treatment of moderate-to-severe psoriasis to the European Medicines Agency (EMA) in the first half of 2016.

“This important psoriasis patent comes at an opportune time, as we are heading into a Phase III trial in Europe. A similar patent was granted to Can-Fite in the U.S. last year. We believe our robust global IP portfolio supports our market position, as we look ahead towards potential commercialization and out-licensing deals in our advanced stage indications,” stated Can-Fite CEO Dr. Pnina Fishman.

An estimated 3.7 million Europeans have psoriasis, 2.4 million of whom are living with moderate to severe disease according to the European Federation of Pharmaceutical Industries and Associations. Globally, the psoriasis market which was estimated at $6.6 billion in 2014, is projected to double to over $13.3 billion by 2024, according to Global Data.

About Piclidenoson (CF101)

Piclidenoson is a novel, first-in-class, A3 adenosine receptor agonist (A3AR) small molecule, orally bioavailable drug with a favorable therapeutic index demonstrated in Phase II clinical studies. Piclidenoson is currently under development for the treatment of autoimmune inflammatory diseases including rheumatoid arthritis (completed Phase II) and psoriasis (completed Phase II/III).

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company's lead drug candidate, Piclidenoson, is scheduled to enter Phase III trials in 2016 for two indications, rheumatoid arthritis and psoriasis. The rheumatoid arthritis Phase III protocol has recently been agreed with the European Medicines Agency. Can-Fite's liver cancer drug CF102 is in Phase II trials for patients with liver cancer and is slated to enter Phase II for the treatment of non-alcoholic steatohepatitis (NASH). CF102 has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for hepatocellular carcinoma by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and is being prepared for an IND submission to the FDA and a Phase I trial. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114